UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-05544

Ohio Casualty Corporation

(Exact name of registrant as specified in its charter)

9450 Seward Road

Fairfield, Ohio 45014

(513) 603-2400

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Shares, Par Value $.125 each,

Common Share Purchase Rights, and

$200,000,000.00 of 7.30% Senior Notes due 2014

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

There are only four holders of record of the common shares, and common share purchase rights of Ohio Casualty Corporation as of the date hereof.

There are only 40 holders of record of the Senior Notes.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ohio Casualty Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OHIO CASUALTY CORPORATION

Date: September 4, 2007	By:	/s/ James F. Dore
	Name:	James F. Dore
	Title:	Chief Financial Officer